State of Delaware
Secretary of State
Division of Corporations
Delivered 09:55 AM 04/01/2015
FILED 09:55 AM 04/01/2015
SRV 150444396 - 5306046 FILE

CERTIFICATE OF MERGER

OF

DYNEGY RESOURCE III-A, LLC

INTO

BRAYTON POINT HOLDINGS, LLC

Pursuant to Section 18-209 of the Limited Liability
Company Act of the State of Delaware

FIRST: The name and jurisdiction of formation or organization and domicile of each of the constituent entities is: DYNEGY RESOURCE III-A, LLC, which was organized as and is a Delaware limited liability company (the "Merging Company") and BRAYTON POINT HOLDINGS, LLC, which was organized as and is a Delaware limited liability company (the "Surviving Company").

SECOND: The constituent entities have entered into a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of August 21, 2014 (the "Merger Agreement"), providing for, among other things, the merger of the Merging Company with and into the Surviving Company pursuant to Section 18-209 of the Limited Liability Company Act of the State of Delaware (the "DLLCA"). The Merger Agreement has been approved and executed in accordance with Sections 18-204 and 18-209 of the DLLCA.

THIRD: The Surviving Company shall be the surviving entity of the merger.

FOURTH: The Merger Agreement is on file at the offices of the Surviving Company at 601 Travis Street, Suite 1400 Houston, Texas 77002. A copy of the Merger Agreement will be furnished by the Surviving Company, on request and without cost, to any member of either constituent entity.

IN WITNESS WHEREOF, the Surviving Company has caused this Certificate of Merger to be signed this 1st day of April, 2015.

BRAYTON POINT HOLDINGS, LLC

By: /s/ Mario Alonso PF

Name: Mario Alonso

Title: Executive Vice President, Strategic Development